

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Via E-mail
Ronald L. Long
President and Chief Executive Officer
FNBH Bancorp, Inc.
101 East Grand River
Howell, MI 48843

> **Re: FNBH Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2013**
> **File No. 333-193133**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed April 1, 2013**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed April 30, 2013**
> **File No. 000-25752**

Dear Mr. Long:

     We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please be advised that your next amendment should include compensation information for the fiscal year ended December 31, 2013. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the SEC website.

2.   As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.

Fee Table

3.   We note the disclosure contained on the cover of your Form 10-Q filed on November 14, 2013 that 455,115 shares of common stock were outstanding as of the latest practicable date. Since each holder of common stock will receive one subscription right for each share of common stock owned on the record date, which will entitle the holder to purchase up to six shares of common stock, please ensure that you register a sufficient number of shares of common stock on the registration statement.

Prospectus Cover Page

4.   Please revise to indicate that this is a best efforts offering and no minimum number of shares must be sold. Also indicate that any purchaser of common stock in the offering may be the only purchaser, given the lack of a minimum offering amount.

5.   Please revise the fourth paragraph to indicate that no assurance can be given that all or any of the shares will be sold.

Questions and Answers About the Rights Offering, page 1

6.   Please revise the last Q&A on page 2 to quantify the amount of capital you need to raise in order for the Bank to maintain its minimum capital ratios under the Consent Order. In this regard, we note your disclosure on page 21 in the "Use of Proceeds" section that you will need to contribute additional funds to the Bank in the first quarter of 2014 in order for the Bank to maintain such ratios. Make corresponding revisions to the "Use of Proceeds" section, as appropriate.

Summary, page 5

7.   Noting the significance of Mr. Dickson and his family's share holdings, revise to disclose here and also disclose that neither he nor other officers and directors will be participating in the Offering.

Risk Factors, page 7

8.   We note that the introductory paragraph discusses the possibility of risks that are currently unknown or appear immaterial. Please revise to delete this language, which is unnecessarily confusing.

Our subsidiary bank remains subject to a Consent Order..., page 7

9.   Please remove the mitigating language from the third paragraph of this risk factor, including your belief that you will be successful in implementing the requirements of the Consent Order.

Risks Relating to this Offering..., page 7

10.   Please revise to add a separate risk that the offering is a best efforts no minimum and anyone subscribing takes the risk that no one else will purchase.

The Company

Background of the Rights Offering, page 12

11.   We note your disclosure in the penultimate paragraph on page 12 that you intend to hold a shareholder meeting in the "near future" to seek shareholder approval of an increase in the authorized number of shares of common stock sufficient to allow the conversion of all outstanding shares of Series B Preferred Stock into shares of common stock. Please disclose with more specificity your current expectations as to when this meeting will be held.

Use of Proceeds, page 21

12.   We note your disclosure that:
        - the Consent Order requires the Bank to maintain total capital equal to 11% of risk-weighted assets and Tier 1 capital equal to at least 8.5% of adjusted total assets; and
        - the Bank had met such minimum capital ratios as of December 20, 2013.

        Please revise to quantify such capital ratios of the Bank as of the latest practicable date. As appropriate, also make corresponding revisions to the first risk factor on page 7.

Material U.S. Federal Income Tax Considerations, page 27

13.   Please eliminate the statement that the discussion is a "general discussion of U.S. federal income tax consequences...." Also, while you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they "should" do so. Eliminate this language from the second paragraph of this section. These statements suggest that investors may not rely on the description of tax consequences included in the prospectus.

Exhibits

General

14.   We note that you have yet to file a number of exhibits. Please file these exhibits with your next amendment or tell us when you plan to file these documents. They are subject to the staff's review and we will need time to conduct that review.

15.   Please either revise Exhibit 3.1 in the exhibit index to include a reference to the certificates of designation of each of your Series A and B junior participating preferred stock or list these certificates of designation as separate exhibits.

16.   Please file an opinion of tax counsel as an exhibit to your next amendment or advise us why you believe that such opinion is not required to be filed pursuant to Item 601(b)(8) of Regulation S-K.

Exhibit 23.1

17.   Since the consent filed does not contain a typed signature of your auditor, please confirm that they provided you a manually signed consent that is the same as the one included in your filing and that you have retained it for your records. As appropriate, please include an updated and signed consent from your auditor with any amendment to the registration statement.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors

We are heavily weighted with loans secured by real estate..., page 12

18.   If available for your market area, or a large segment of it, please revise future filings to provide statistics, for example from the Case-Shiller index, regarding declines in property values over the last three years, if applicable.

Signatures

19.   We note that Messrs. Long and Huber have signed for the registrant but have not signed in their respective capacities as Principal Executive Officer and Principal Financial and Accounting Officer on behalf of the registrant. Please revise future filings to provide the required signatures or advise. Refer to General Instruction D(2) of Form 10-K.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Item 10. Directors..., page 4

20.	Please revise future filings to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each director or person nominated or chosen to become a director should serve as a director. Refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 5

21.	Please revise your Summary Compensation Table in future filings to include brief narrative disclosure describing the material factors necessary to an understanding of the information disclosed in the table, such as the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten. See Item 402(o) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions..., page 8

22.	We note your disclosure that your loans to your insiders are on substantially the same terms as those with "other customers." Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) ("persons not related to the lender") to Item 404(a) of Regulation S-K or amend with the required information. In future filings please use the correct language for the representation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Kimberly A. Baber, Esq.
        Varnum LLP